Bank of Bermuda

Six Month Report
30 June 2003

TO OUR SHAREHOLDERS

Bank of Bermuda’s diversified businesses continued to build fee-based revenues during the first six months of 2003, contributing to record levels of non-interest income for the half-year. While fees were bolstered by new client relationships, the economic backdrop had mixed effects on revenues. Interest earnings declined from the prior year, as sustained very low interest rates continued to limit opportunities to improve margins on the reinvestment of client deposits. Foreign exchange earnings, on the other hand, were sharply higher as they benefited from heightened market volatility. An upswing in equity markets late in the period also had a positive impact, pushing the value of client assets administered by the Bank to a record level at the reporting date. Overall, total revenue was up 4%. Operating expenses rose 9%, reflecting the cost of serving a growing client base and higher corporate expenses. Net income for the six months was $42.2 million, down from $47 million a year earlier. Diluted earnings per share were $1.44, compared with $1.50 in the same period of 2002.

Total non-interest income rose 6% to $138.6 million, from $130.6 million in the 2002 first half-year. Global fund services fees, the largest component of non-interest income, were up 3% to $65.2 million, as this business continued to win new clients in its chosen markets and the value of its existing client assets benefited from market-driven growth late in the period. Private trust services fees of $15.7 million remained relatively flat as the effect of lower underlying asset values, combined with the results of actions taken in 2002 to terminate less profitable relationships, offset revenue from new fiduciary business. Investment services were nearly 10% lower due to reduced transaction volumes and a lower-margin mix of assets in Bank of Bermuda’s range of proprietary mutual funds. The total average value of our proprietary range of mutual funds of $6.5 billion was little changed from $6.4 billion a year earlier as growth in lower-margin cash and bond funds was offset by a decrease in the higher-margin equity fund products. Foreign exchange earnings were the most significant driver of higher non-interest income up 30% as more volatile market conditions generated higher transaction volumes and enabled the Bank to take advantage of market movements. Banking services fees of $13 million were 16% higher with growth in card service fees, loan arrangement fees and international money transfers.

Net interest income after loan losses was about 10% lower at $79 million as the effect of a lower net interest margin more than offset an increase in average interest earning assets. The net interest margin for the six months ended 30 June 2003 was 1.66%, compared with 1.85% a year earlier. This decline was due to further interest rate cuts, which reduce the return on reinvestment of customer deposits that are at interest rate floors, and a reduction in the size of Bank of Bermuda’s outsourced trading portfolio. This portfolio, which averaged $0.5 billion in the period compared with $1.3 billion a year ago, generates a higher total return than the Bank’s internally managed assets over the long-term, but short-term performance can vary and the portfolio size was therefore reduced to improve earnings stability.

Operating expenses of $174.7 million were up from $160.5 million for the same period in 2002. Salaries, the largest portion of expenses, were 2% higher at $92.1 million, due to unfavourable foreign exchange movements on salary costs in Europe, together with the effects of a more expensive staff mix and annual salary increases. Pension and staff benefits costs were $2.1 million higher, with adverse currency movements and higher training costs partly offset by a $1 million refund from the Bank’s long-term disability and life insurance programme. Systems and communications costs were up $3 million, reflecting project costs and depreciation on new platforms. Corporate, marketing and other expenses were $6.5 million higher, driven largely by increased insurance costs of $4.6 million.

/s/ Henry B. Smith Henry B. Smith Chief Executive Officer	/s/ Joseph C.H. Johnson J.P. Joseph C.H. Johnson J.P. Chairman, Board of Directors

DIRECTORS AND EXECUTIVE OFFICERS SHARE INTERESTS

Directors and Executive Officers of the bank hold, in aggregate, 1,392,662 of the Bank’s common shares.

Executive Officers of the Bank have subscribed to 13,613 common shares under the Bank’s Employee Share Purchase Plans and 79,468 restricted common shares under the Executive Share Plan. In addition, 125,377 Performance Accelerated Restricted Shares have been issued under the Executive Share Plan. A total of 1,370,559 options have been issued to Executive Officers and 123,595 to Directors at the market price of the Bank’s shares on the grant dates. With the exception of the Bank’s Dividend Reinvestment Plan, no further rights have been granted to any Director or Executive Officers.

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this six month report that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “strives,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties and are not guarantees of future performance or results. You should not rely on any forward-looking statements in this six month report. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, changes in securities market valuations; changes in foreign exchange rates; fluctuations in interest rates; inflation; volatility and volume of securities transactions in emerging markets; volatility of currency markets; changes in savings rates or investment behaviour; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. Additional factors that could cause our actual results to differ materially from those in the forward-looking statements can be found in our 2002 Annual Report in the section entitled “Forward Looking Statements”.

Shareholder Information
Inquiries should be addressed to:
Investor Relations
Bank of Bermuda
6 Front Street, Hamilton HM 11, Bermuda
Telephone: +441 299-6851
Facsimile: +441 299-6559
E-mail: investor_relations@bankofbermuda.com

FINANCIAL SUMMARY

Unaudited
(In US$ millions except per share data)

                                               As at and for the             For the Six Months Ended
                                                 Quarter Ended         Change from
                                                                       the Six
                                                                       Months
                                         30 June  31 March   30 June   Ended         30 June  30 June
                                            2003      2003      2002   30 June 2002     2003     2002
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U.S. GAAP EARNINGS
Net income                                  20.6      21.6      20.4        (10.2%)    42.2     47.0
EARNINGS PER SHARE
        -Basic(a)                           0.72      0.75      0.68         (6.4%)    1.47     1.57
        -Diluted(a)                         0.71      0.73      0.65         (4.0%)    1.44     1.50
U.S. GAAP OPERATING RESULTS
Non-interest income                         71.9      66.7      66.8          6.1%    138.6    130.6
Net interest income after loan
  losses                                    39.5      39.4      44.2         (9.6%)    79.0     87.4
Investment income (loss)                     1.5       1.0      (4.9)      (136.9%)     2.4     (6.5)
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Total revenues                             112.9     107.1     106.1          4.0%    220.0    211.5
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Operating expenses                          90.7      84.0      83.9          8.8%    174.7    160.5
Income taxes                                 1.6       1.5       1.8        (22.5%)     3.1      4.0
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Net income                                  20.6      21.6      20.4        (10.2%)    42.2     47.0
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RETURN ON EQUITY(b)                         12.4%     13.1%     12.5%     (1.9 pts)    12.7%    14.6%
STOCK PRICE/DIVIDEND RATIOS
Cash dividends per share                    0.29      0.29      0.27
Dividend payout ratio(c)                    40.8%     39.7%     41.5%
Closing NASDAQ stock price                 34.99     34.36     44.75
Book value per share                       23.68     23.07     22.07
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CONDENSED CONSOLIDATED BALANCE SHEET

Unaudited
(In US$ millions)

ASSETS
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Cash and deposits with banks             3,899.8   3,339.5   4,013.3
Marketable securities                    4,709.9   4,450.0   4,529.7
Loans, less allowance for loan losses    1,987.5   1,827.4   1,714.5
Other assets                               349.5     547.6     300.7
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TOTAL ASSETS                            10,946.7  10,164.5  10,558.2
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LIABILITIES AND SHAREHOLDERS' EQUITY
Customer deposits    -Demand             6,655.5   5,611.2   5,698.1
                     -Term               3,205.5   3,698.5   3,943.0
Other liabilities                          410.3     201.9     263.9
Shareholders' equity                       675.4     652.9     653.2
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TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                  10,946.7  10,164.5  10,558.2
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(a)	Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

(b)	Return on average common equity has been calculated by dividing net income by average shareholders’ equity. Quarterly amounts have been annualised based on the average of quarter-end balances.

(c)	Dividend payout ratio has been calculated based on cash dividends per share divided by diluted earnings per share.